                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                    FORM 11-K


(Mark One)

   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 2000
                          -------------------------------

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                               ---------------  ----------------

Commission file number       0-12640
                      ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        KAYDON CORPORATION EMPLOYEE STOCK
                            OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



The following documents are attached hereto as exhibits:



                                                                         Page
                                                                         ----

Report of Independent Public Accountants                                    A

Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999                                             1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2000 and 1999                         2

Notes to Financial Statements                                              3-9

Schedule I - Item 4i - Schedule of Assets Held for
     Investment Purposes at End of Year as of December 31, 2000            10

Consent of Independent Public Accountants                                  11






In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date:  June 28, 2001

                                   By:  The Plan Administrative Committee
                                      -----------------------------------




                                   By:    /s/ John F. Brocci
                                      ---------------------------
                                   John F. Brocci
                                   Chairman
                                   Plan Administrative Committee

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    Report of Independent Public Accountants




To the Administrative Committee of the
Kaydon Corporation Employee Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Detroit, Michigan,
     May 18, 2001.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                                                                    Page
Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999                                                                                       1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2000 and 1999                                                                   2

Notes to Financial Statements                                                                                        3-9

Schedule I - Item 4i - Schedule of Assets Held for Investment
     Purposes at End of Year as of December 31, 2000                                                                 10

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                                                            2000                1999
                                                                                     ------------------  ------------------
ASSETS
    Investments-
       Mutual funds-
            CIGNA Charter Large Company Stock-Growth Fund                               $  5,974,090        $  8,522,244
            Warburg Pincus Advisor Emerging Growth Account                                 3,875,573           4,941,561
            CIGNA Charter Guaranteed Income Fund                                           3,101,835                   -
            CIGNA Charter Actively Managed Fixed Income Fund                               1,298,233           1,178,364
            AIM Value Account                                                              1,194,158           2,070,604
            INVESCO Total Return Account                                                   1,123,615           1,504,814
            Janus Worldwide Account                                                        1,060,604           1,346,362
            INVESCO Dynamics Fund                                                            771,771                   -
            Fidelity Advisor Growth Opportunities Account                                    530,795             873,463
            Templeton Foreign Account                                                        529,608             422,548
            Lazard Small Cap Account                                                         263,397             318,930
            CIGNA Charter Large Company Stock -- Value 1 Fund                                124,660                   -
            CIGNA Charter Guaranteed Short-Term Securities Fund                                    -           2,373,593
                                                                                         -----------        ------------
                Total Mutual funds                                                        19,848,339          23,552,483

      Kaydon Corporation Common Stock                                                     14,517,076          16,436,332
                                                                                         -----------        ------------

                Total investments                                                         34,365,415          39,988,815

     Dividend receivable                                                                      69,932              67,411
                                                                                         -----------        ------------
                Total assets                                                              34,435,347          40,056,226

LIABILITY- Excess Contribution Payable                                                             -             (20,608)
                                                                                         -----------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                        $34,435,347        $ 40,035,618
                                                                                         ===========        ============




        The accompanying notes are an integral part of these statements.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                                                         2000                 1999
                                                                                   -----------------    ----------------
CONTRIBUTIONS:
     Employer                                                                      $         17,818     $             -
     Employee                                                                             2,699,278            2,338,243
     Rollover                                                                                65,070               52,962
                                                                                   ----------------     ----------------
         Total contributions                                                              2,782,166            2,391,205
                                                                                   ----------------     ----------------

INVESTMENT EARNINGS (LOSSES):
     Interest and dividends                                                                 410,290              321,095
     Net depreciation in current value of investments                                    (3,872,196)          (4,048,624)
                                                                                   ----------------     ----------------
         Total investment losses                                                         (3,461,906)          (3,727,529)
                                                                                   ----------------     ----------------

OTHER CHANGES:
     Benefit payments                                                                    (4,909,915)          (3,907,518)
     Administrative expenses                                                                (10,616)             (26,930)
     Net transfer to a related plan                                                              -                (1,392)
                                                                                   ----------------     ----------------
         Total other changes                                                             (4,920,531)          (3,935,840)
                                                                                   ----------------     ----------------

         Change in net assets available for benefits                                     (5,600,271)          (5,272,164)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                     40,035,618           45,307,782
                                                                                   ----------------     ----------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                                     $     34,435,347     $     40,035,618
                                                                                   ================     ================




        The accompanying notes are an integral part of these statements.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          The financial statements of the Kaydon Corporation Employee Stock
             Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

          In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management, and Janus Capital Corporation. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

          The investment funds offered by CIGNA through the CIGNA Separate
             Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for Kaydon Corporation Common Stock in which the participants have a direct interest in the underlying stock.

          Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)     DESCRIPTION OF THE PLAN

          The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

          Eligibility requirements - All employees of Kaydon Corporation and subsidiaries and affiliates (the "Company" or "Employer"), excluding employees of its Electro-Tec Corp., Seabee Corporation, Gold Star Manufacturing, employees of Great Bend Industries, Inc., salaried employees of Victor Fluid Power, Inc., and foreign subsidiaries, who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following completion of the 1,000th hour of service.

          Contributions - Participants may authorize the Company to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code. For Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc. only, the Company contributes to the Plan an amount equal to 25% of the contribution by each participant. The maximum matching contribution is equal to 25% of the maximum salary deferral contribution for participants for the year. The maximum contributions for the year, which includes pre-tax, employer matching and discretionary profit sharing contributions, is 25% of compensation less tax-deferred contributions. In addition, the Company may contribute to the Plan

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


              for each plan year a discretionary amount approved by the Board of Directors. There were no discretionary employer contributions in 2000 or 1999.

          Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the discretionary employer contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

          Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven-year period in annual increments ranging from ten to twenty percent. A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in their entire discretionary employer contributions.

          Forfeitures - A participant forfeits the unvested portion of their discretionary employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce employer discretionary contributions.

          Amendments - The Company acquired three entities during the plan year.
             An amendment to the plan document was made which stated that all eligible employees of the acquired entities were able to participate in the plan.

          Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

               The CIGNA Charter Large Company Stock-Growth Fund invests
                  primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts.

               The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.

               The CIGNA Charter Guaranteed Income Fund invests primarily in a portfolio of high quality, fixed income instruments, such as intermediate term bonds and commercial mortgages.

               The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominantly high-quality corporate and government fixed income securities including issues of the U.S.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



                  Government and its agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

               The AIM Value Account invests primarily in common stocks,
                  convertible bonds and convertible preferred stocks of undervalued companies.

               The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its agencies, and investment-grade corporate debt obligations.

               The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

               The INVESCO Dynamics Fund invests primarily in common stocks of mid-sized companies. The fund also has the flexibility to invest in other types of securities including preferred stocks, convertible securities and bonds.

               The Fidelity Advisor Growth Opportunities Account invests
                  primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth and securities of foreign companies.

               The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

               The Lazard Small Cap Account invests in small-cap equity
                  securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

               The CIGNA Charter Large Company Stock - Value 1 Fund invests in primarily highly liquid equity securities with an emphasis on companies on the New York Stock Exchange. Of the securities held, a portion are convertible.

               The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high-quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

               Kaydon Corporation Common Stock invests solely in Kaydon
                  Corporation common stock.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


          Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation Common Stock. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

          Administrative expenses - Although not required to do so, the Company paid certain administrative expenses of the Plan during 2000 and 1999. The remaining expenses were paid for out of Plan assets by CG Trust Company.

          Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

          Plan termination - The Company has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund; and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Internal Revenue Code.

(3)     TRUST FUND

          A trust fund is maintained by the trustee for all purposes of the Plan. The monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note 5.

(4)     GUARANTEED FUNDS WITH INSURANCE COMPANY

          During 2000 and 1999, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The CIGNA Charter Guaranteed Income Fund was added on July 1, 2000 with interest rates declared in advance for six month periods (July 1 through December 31). In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The interest rates are declared in advance and guaranteed for six-month periods. The crediting interest rate on this fund was 4.50% for July 1, 2000 through December 31, 2000.

          The Company discontinued use of the CIGNA Charter Guaranteed Short
             Term Securities Fund in 2000. In 1999, the fund had interest rates declared in advance for a one-month period. In determining the rate of interest to

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

             be guaranteed for the upcoming one-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the one-month period. The interest rates are declared in advance and guaranteed for a one-month period. The fund does not have maturity dates or penalties for early withdrawals. The average yield on this fund as of December 31, 1999 was 4.03% and the crediting interest rate on this fund as of December 31, 1999 was 4.20%.

          The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

(5)     RELATED PARTY TRANSACTIONS

          Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(6)     TAX STATUS

          The Internal Revenue Service issued a determination letter dated April
             4, 1996, stating that the Plan, as then designed, was in accordance with applicable plan design requirements and was tax-exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



(7)     INVESTMENTS

           The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31, 2000 and 1999:

                                                                                         2000             1999
                                                                                      -------------   -------------
               Kaydon Corporation Common Stock                                       $14,517,076      $16,436,332
               CIGNA Charter Large Company Stock-Growth Fund                           5,974,090        8,522,244
               Warburg Pincus Advisor Emerging Growth Account                          3,875,573        4,941,561
               CIGNA Charter Guaranteed Income Fund                                    3,101,835                -
               CIGNA Charter Guaranteed Short-Term Securities Fund                             -        2,373,593
               AIM Value Account                                                               -        2,070,604

           The net appreciation (depreciation) in current value of investments as of December 31, 2000 and 1999 is broken out as follows:


                                                                                         2000              1999
                                                                                     -------------    -------------
                CIGNA Charter Actively Managed Fixed Income Fund                     $   117,671      $   (45,851)
                Lazard Small Cap Account                                                  34,020           (5,220)
                CIGNA Charter Large Company Stock - Value 1 Fund                          10,543                -
                CIGNA Charter Guaranteed Short-Term Securities Fund                            -                -
                CIGNA Charter Guaranteed Income Fund                                           -                -
                Templeton Foreign Account                                                (21,339)          92,575
                INVESCO Total Return Account                                             (73,971)         (51,502)
                Fidelity Advisor Growth Opportunities Account                           (134,889)          22,129
                INVESCO Dynamics Fund                                                   (199,144)               -
                Janus Worldwide Account                                                 (240,654)         300,421
                AIM Value Account                                                       (250,406)         425,074
                Warburg Pincus Advisor Emerging Growth Account                          (636,887)       1,363,456
                Kaydon Corporation Common Stock                                       (1,033,732)      (8,076,034)
                CIGNA Charter Large Company Stock-Growth Fund                         (1,443,408)       1,926,328
                                                                                     -----------      -----------
                Net depreciation in current value of investments                     $(3,872,196)     $(4,048,624)
                                                                                     ===========      ===========

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



(8)     RECONCILIATION TO FORM 5500

          The accompanying statements of net assets available for benefits do not include the amount of benefit distributions payable to persons who had requested withdrawals from the Plan. The statements of participants' equity per the Plan's Form 5500 have included the aforementioned amount. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2000:

                Net assets available for benefits per the
                     financial statements                                               $ 34,435,347

                Benefits currently payable at December 31, 2000                               30,733
                                                                                        ------------

                Net assets available for benefits per the Form 5500                     $ 34,404,614
                                                                                        ============

          The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31, 2000:

                Benefit payments per the financial statements                           $  4,909,915

                Add:  Benefits payable at December 31, 2000                                   30,733

                Less: Benefits payable at December 31, 1999                                  (87,792)
                                                                                        ------------
                Benefit payments per the Form 5500                                      $  4,852,856
                                                                                        ============

                                                                      SCHEDULE I
                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                        EIN: 13-3186040 PLAN NUMBER: 002


    ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                             AS OF DECEMBER 31, 2000

           Identity of Issuer                      Description of Investment                                 Current Value
-----------------------------------             -------------------------------                             ---------------
 Mutual Funds-
     *Connecticut General Life                  CIGNA Charter Large Company Stock-Growth                      $   5,974,090
         Insurance Company                         Fund, 425,202 units

     *Connecticut General Life                  Warburg Pincus Advisor Emerging Growth                            3,875,573
         Insurance Company                           Account, 69,865 units

    *Connecticut General Life                   CIGNA Charter Guaranteed Income Fund,  117,623                    3,101,835
                                                  units
       Insurance Company

     *Connecticut General Life                  CIGNA Charter Actively Managed Fixed Income                       1,298,233
         Insurance Company                        Fund, 9,422 units

     *Connecticut General Life
         Insurance Company                      AIM Value Account, 22,429 units                                   1,194,158

     *Connecticut General Life
         Insurance Company                      INVESCO Total Return Account, 32,220 units                        1,123,615

     *Connecticut General Life
         Insurance Company                      Janus Worldwide Account, 14,954 units                             1,060,604

    *Connecticut General Life
        Insurance Company                       INVESCO Dynamics Fund, 23, 432 units                                771,771

     *Connecticut General Life                  Fidelity Advisor Growth Opportunities Account,                      530,795
         Insurance Company                          8,743 units

     *Connecticut General Life
         Insurance Company                      Templeton Foreign Account, 37,695 units                             529,608

     *Connecticut General Life
         Insurance Company                      Lazard Small Cap Account, 11,364 units                              263,397

    *Connecticut General Life                   CIGNA Charter Large Company Stock - Value I                         124,660
       Insurance Company                          Fund,  8,116 units
                                                                                                                -----------
                                                         Total Mutual funds                                      19,848,339
Common Stock-
    *Kaydon Corporation                         Kaydon Corporation Common Stock, 583,601 shares                  14,517,076
                                                                                                                -----------
                                                                                                              $  34,365,415
                                                                                                                ===========

* Represents a party-in-interest

                                 Exhibit Index

Exhibit No.                          Description
-----------                          -----------
    23                               Consent of Independent Public Accountants